SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ______________________________

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                        Date of Report: January 26, 2005

                           NOVA Chemicals Corporation

          1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
          ------------------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F _____                  Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____                        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A__ .

A copy of the Registrant's:

     (a) interim financial statements for the fourth quarter, three months ended December 31, 2004;
     (b)  auditors' comfort letter related to the interim financial statements;
          and
     (c) updated detailed interest and asset coverage calculations related to the interim financial statements are furnished herewith and are incorporated by reference into the following Registration Statements:

          Registration Statement on Form S-8  #33-47673
          Registration Statement on Form S-8  #333-520
          Registration Statement on Form S-8  #333-9076
          Registration Statement on Form S-8  #333-9078
          Registration Statement on Form S-8  #33-86218
          Registration Statement on Form S-8  #33-77308
          Registration Statement on Form S-8  #333-11280
          Registration Statement on Form S-8  #333-12910
          Registration Statement on Form S-8  #333-101793
          Registration Statement on Form S-8  #333-109424
          Registration Statement on Form F-9  #333-13824

A copy of the Registrant's:

     (d)  section 302 certification of principal executive officer;
     (e)  section 302 certification of principal financial officer;
     (f) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and
     (g) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

     (b) Changes in internal controls. There were no significant changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         NOVA Chemicals Corporation


                                         /s/ Jack S. Mustoe
                                         ---------------------------------------
                                         Jack S. Mustoe
                                         Senior Vice-President Legal,
                                         General Counsel and Corporate Secretary

Date: January 26, 2005

                                    EXHIBITS

Attached hereto are:

     (a) the interim financial statements of NOVA Chemicals Corporation for the fourth quarter, three months ended December 31, 2004;

     (b)  auditors' comfort letter;

     (c) updated detailed interest and asset coverage calculations related to the interim financial statements;

     (d)  section 302 certification of principal executive officer;

     (e)  section 302 certification of principal financial officer;

     (f) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (g) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)

      NOVA Chemicals: Solid Performance; Stronger Balance Sheet

    PITTSBURGH--(BUSINESS WIRE)--Jan. 26, 2005--NOVA Chemicals
Corporation (NYSE:NCX)(TSX:NCX)

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals will host a conference call today, Wednesday, Jan. 26, 2005, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in a "listen only" mode. The dial in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 3099729). The live call is also available on the Internet at www.vcall.com.

    NOVA Chemicals Corporation (NOVA Chemicals) reported net income to common shareholders of $162 million ($1.78 per share diluted) for the fourth quarter of 2004. This compares to net income to common shareholders of $56 million ($0.60 per share diluted) in the third quarter of 2004.
    In the fourth quarter of 2003, NOVA Chemicals reported a net loss to common shareholders of $15 million ($0.18 per share loss diluted).
    For the full year 2004, net income to common shareholders was $252 million ($2.71 per share diluted) compared with a net loss of $1 million ($0.02 per share loss diluted) for 2003.
    "I am very pleased with our operating results in a quarter that was impacted by a normal seasonal downturn in demand and highly volatile feedstock costs. In addition, our balance sheet strengthened considerably from an asset sale and a tax-related settlement," said Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer.
    The Olefins/Polyolefins business reported net income of $83 million in the fourth quarter, $5 million higher than the third quarter. Prices increased and contributions from ethylene co-products remained strong. Polyethylene sales volumes were down 2% versus the third quarter but were the second highest in our history.
    The Styrenics business reported a net loss of $16 million in the fourth quarter, versus a third quarter net loss of $10 million. Overall, polymer prices were able to keep pace with increased feedstock costs. Styrene monomer margins fell as spot prices followed a rapid decline in spot benzene prices. Polymer volumes decreased 12% versus the third quarter on seasonally lower demand.
    Corporate items increased net income by $97 million in the fourth quarter. These items included a $91 million (after-tax) gain from a tax-related settlement, and a $40 million (after-tax) gain on the sale of our interest in the Alberta Ethane Gathering System. These were offset by $29 million (after-tax) in mark-to-market charges related to our stock-based compensation and profit sharing programs and a $5 million (after-tax) restructuring charge related to the SCLAIR(TM) A-Line closure in the second quarter of 2004.


NOVA Chemicals Highlights
(unaudited, millions of U.S. dollars except per share amounts and as noted)
                              ------------------------ ---------------
                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Net income (loss)
  Olefins/Polyolefins         $   83   $   78  $   27  $  255  $   18
  Styrenics                      (16)     (10)    (29)    (69)   (127)
  Corporate and other(1)          97      (11)     (6)     76     100
                               ------   ------  ------  ------  ------
Operated business
 income (loss)(2)                164       57      (8)    262      (9)
Methanex                           -        -       -       -      37
Preferred securities
 dividends and
 distributions(3)                 (2)      (1)     (7)    (10)    (29)
                               ------   ------  ------  ------  ------
Net income (loss)
 to common shareholders       $  162   $   56  $  (15) $  252  $   (1)
                               ======   ======  ======  ======  ======


Earnings (loss)
 per common share
  Basic                       $ 1.91   $ 0.64  $(0.18) $ 2.91  $(0.02)
  Diluted                     $ 1.78   $ 0.60  $(0.18) $ 2.71  $(0.02)


Weighted-average
 common shares
 outstanding (millions)(4)
  Basic                           85       87      87      87      87
  Diluted                         92       96      87      95      87


Revenue                       $1,527   $1,379  $1,041  $5,270  $3,949
EBITDA(5)                     $  123   $  164  $   81  $  561  $  223

Depreciation and amortization $   72   $   68  $   78  $  297  $  298
Funds from operations         $   78   $  129  $   55  $  424  $  140
Capital expenditures (net)    $  100   $   60  $   52  $  242  $  130
Average capital employed(6)   $3,455   $3,328  $3,270  $3,294  $3,228
After-tax return on
 capital employed(7)           21.3%     9.1%    0.7%   10.2%    1.8%
Return(loss) on
 average common equity(8)      45.3%    16.9%  (4.7)%   19.1%  (9.8)%

(1) See "Corporate and other" table for a description of all corporate items.
(2) Operated business income (loss) is provided to highlight results from our core business operations. It can be determined from the Consolidated Statement of Income (Loss) by adding back after-tax earnings from equity investment in affiliates to net income
    (loss).
(3) On Mar. 1, 2004, NOVA Chemicals redeemed $383 million of preferred securities.
(4) Weighted average number of common shares outstanding during the period used to calculate the earnings (loss) per share. See footnote 5 following the "Liquidity and Capital Resources, Capitalization" table for more information.
(5) Net income before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization. Consolidated EBITDA for the fourth quarter of 2004 includes EBITDA of $179 million from the Olefins/Polyolefins and Styrenics businesses less $56 million related to the corporate items described in footnote 1 above. See Consolidated Statement of Income (Loss) and Supplemental Measures.
(6) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures.
(7) After-tax return on capital employed equals NOVA Chemicals' net income plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures.
(8) Return on average common equity equals annualized net income to common shareholders divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited, millions of
 U.S. dollars except as noted)   Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Revenue(1)                    $  912   $  824  $  691  $3,230  $2,559
Operating income              $  134   $  137  $   53  $  445  $   98
Depreciation and amortization     42       40      50     181     187
                               ------   ------  ------  ------  ------
EBITDA(2)                     $  176   $  177  $  103  $  626  $  285
Net income(3)                 $   83   $   78  $   27  $  255  $   18
Capital expenditures (net)    $   61   $   31  $   29  $  127  $   74
Average capital employed(4)   $2,072   $1,942  $1,938  $1,940  $1,898
After-tax return on
 capital employed(5)           18.2%    18.0%    6.8%   15.2%    2.6%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures.
(3) Before dividends and distributions on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)        Three Month Average     Year Average
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Ethylene(2)                   $ 0.39   $ 0.33  $ 0.28  $ 0.34  $ 0.29
Polyethylene - linear
 low-density butene liner(3)  $ 0.54   $ 0.48  $ 0.42  $ 0.48  $ 0.43
Polyethylene -
 weighted-average
 benchmark(4)                 $ 0.57   $ 0.49  $ 0.44  $ 0.50  $ 0.46
NYMEX natural gas (dollars
 per mmBTU)(5)                $ 6.87   $ 5.84  $ 4.58  $ 6.09  $ 5.44
WTI crude oil (dollars per
 barrel)(6)                   $48.28   $43.88  $31.18  $41.41  $31.04

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) USGC Net
    Transaction Price.
(3) Source: Townsend Polymer Services Information (TPSI). TPSI's benchmark polyethylene prices received a one-time downward, non-market adjustment beginning in July 2003. The linear low-density butene liner price was reduced by 5 cents per pound. Months prior to July 2003 have not been restated by TPSI.
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: NYMEX Henry Hub 3-Day Average Close.
(6) Source: NYMEX WTI daily spot settle price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)             Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
NOVAPOL(R)
  Linear low-density
   polyethylene                  358      329     364   1,320   1,256
  Low-density polyethylene        73       82      73     305     261
  High-density polyethylene      117      115      98     449     392
SCLAIR(R)
  Linear low-density
   and high-density
   polyethylene                   94      118     126     452     500
Advanced SCLAIRTECH(TM)
  Linear low-density
   and high-density
   polyethylene                  186      198     165     759     600
                              ------- -------- ------- ------- -------
Total                            828      842     826   3,285   3,009
                              ======= ======== ======= ======= =======

--------------------------
NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.; authorized use.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use.
Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

    Review of Operations

    Olefins/Polyolefins

    Fourth Quarter 2004

    The Olefins/Polyolefins business reported net income of $83 million in the fourth quarter of 2004, compared to net income of $78 million in the third quarter of 2004. Ethylene and polyethylene price increases offset the adverse effect of a strengthening Canadian dollar, an unplanned outage at our Corunna, Ontario flexi cracker and higher feedstock costs.

    Feedstocks and Ethylene

    Earnings from Ethylene operations were flat with the third quarter due to higher ethylene prices being completely offset with higher crude and condensate feedstock costs, slightly declining co-product pricing and a Corunna cracker outage that cost $4 million after-tax. USGC ethylene prices increased 18% from the third quarter while average WTI crude oil and NYMEX natural gas prices were up 10% and 18% respectively from the third quarter.
    Our Joffre, Alberta ethane-based crackers' cash-cost advantage averaged approximately 10 cents per pound for the quarter over typical ethane-based U.S. Gulf Coast (USGC) ethylene plants, about the same as the third quarter.

    Polyethylene

    Fourth quarter weighted-average benchmark polyethylene prices were up about 8 cents per pound from the third quarter of 2004. NOVA Chemicals announced a 5 cents per pound polyethylene price increase effective December 1, 2004. An additional price increase of 4 cents per pound was announced at the end of December 2004 for implementation Feb. 1, 2005.
    Total polyethylene sales volumes for the fourth quarter were down 2% from a record high third quarter sales volume of 842 million pounds, and were slightly higher than the fourth quarter of 2003. During the fourth quarter the polyethylene industry experienced a normal seasonal reduction in demand. For NOVA Chemicals, North American volumes were flat with the third quarter, and international volumes were down 12%. International sales represented 14% of NOVA Chemicals' total polyethylene sales volume this quarter.

    Advanced SCLAIRTECH(TM) Polyethylene

    NOVA Chemicals sold 186 million pounds of Advanced SCLAIRTECH polyethylene in the fourth quarter of 2004. Sales of higher-margin performance grades, including new rotational molding and thin-wall injection molding products, represented approximately 48% of plant capacity. This is up slightly from previous quarters. Sales of AST products were up 27% for the year.

    Fourth Quarter 2004 versus Fourth Quarter 2003

    Net income of $83 million in the fourth quarter of 2004 was up from net income of $27 million in the fourth quarter of 2003, primarily due to strong industry operating rates that are driving up polyethylene margins. As reported by the American Plastics Council
(APC), industry operating rates for polyethylene in North America were 96% in the fourth quarter of 2004 versus 88% in the fourth quarter of 2003. Effective industry operating rates for ethylene in the United States, as reported by CMAI for the fourth quarter of 2004, were 95%, up from 94% in the fourth quarter of 2003.

    Fiscal Year 2004 versus Fiscal Year 2003

    Net income of $255 million for fiscal year 2004 was up from net income of $18 million for fiscal year 2003. EBITDA was $626 million in 2004, $341 million higher than 2003, due to higher industry operating rates, improvement in polyethylene margins, and stronger ethylene co-product contributions. During fiscal year 2004, APC reported North American industry operating rates for polyethylene of 94%, up from 85% for fiscal 2003. CMAI reported effective industry operating rates for ethylene in the United States for the fiscal year 2004 of 95% versus 89% for fiscal 2003.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information.

    STYRENICS BUSINESS


Financial Highlights
(unaudited, millions of U.S. dollars except as noted)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Revenue(1)                    $  691   $  641  $  404  $2,324  $1,579
Operating loss                $  (27)  $   (5) $  (39) $  (71) $ (147)
Depreciation and amortization     30       28      28     116     111
                               ------   ------  ------  ------  ------
EBITDA(2)                     $    3   $   23  $  (11) $   45  $  (36)
Net loss(3)                   $  (16)  $  (10) $  (29) $  (69) $ (127)
Capital expenditures (net)    $   39   $   29  $   23  $  115  $   56
Average capital employed(4)   $1,447   $1,405  $1,336  $1,386  $1,323
After-tax return on
 capital employed(5)           (1.9)%   (0.4)%  (6.5)%  (2.5)%  (6.9)%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures.
(3) Before dividends and distributions on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)        Three Month Average     Year Average
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                                2004    2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Styrene monomer(2)            $ 0.68   $ 0.66  $ 0.40  $ 0.58  $ 0.41
Polystyrene -
 weighted-average
 benchmark(3)                 $ 0.87   $ 0.77  $ 0.56  $ 0.72  $ 0.56
Benzene (dollars per
 gallon)(2)                   $ 3.59   $ 3.62  $ 1.49  $ 2.88  $ 1.54

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market. A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers. Source for benchmark prices: CMAI.


Styrenics Sales Volumes
(millions of pounds)             Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Styrene monomer(1)               500      431     342   1,772   1,305
Solid and expandable
 polystyrene                     489      565     522   2,172   2,110
Other styrenic polymers
 (including DYLARK(R) resins)     63       59      68     245     265
                              ------- -------- ------- ------- -------
Total                          1,052    1,055     932   4,189   3,680
                              ======= ======== ======= ======= =======

(1) Third-party sales only.
--------------------------------
DYLARK(R) is a registered trademark of NOVA Chemicals Inc.

    Review of Operations

    Styrenics

    Fourth Quarter 2004

    The Styrenics business reported a net loss of $16 million in the fourth quarter, compared to a net loss of $10 million in the third quarter of 2004.
    Styrene monomer margins declined in the fourth quarter. High benzene costs in inventory at Sept. 30, 2004 impacted our cost of sales in the fourth quarter and spot styrene prices declined rapidly in December following a sharp decline in spot benzene prices.
    Third-party styrene monomer sales volume was up 16% from the third quarter. However, North American and European polymer volumes were down from the third quarter, as a result of the typical seasonal decline in demand and reductions in customer inventories. Polymer prices overall were able to keep pace with rising flow through feedstock costs, however prices in Europe were weaker than North America, particularly in December.

    Styrene Monomer

    The USGC fourth quarter average spot price for styrene was 56 cents per pound, essentially flat with the third quarter average price of 57 cents per pound. Average fourth quarter benchmark contract pricing was 68 cents per pound, up from the third quarter price of 66 cents per pound. Fourth quarter average benzene benchmark prices declined 3 cents per gallon to $3.59 per gallon but there was a 14% drop for the month of December.
    NOVA Chemicals announced contract price increases for North American styrene monomer of 2 cents per pound effective Oct. 1, 2004, and 4 cents per pound effective Nov. 1, 2004. In Europe, the fourth quarter average price for styrene monomer was 65 cents per pound, up from the third quarter price of 59 cents per pound.

    Solid Polystyrene (SPS)

    North American and European SPS price increases kept pace with flow through feedstock costs. The weighted-average North American SPS benchmark price increased from the third quarter by 10 cents per pound. North American SPS volumes declined 9% and European volumes declined 8% over the third quarter as a result of the seasonal demand decline and customers depleting inventories.
    NOVA Chemicals announced a European SPS price increase of 5.5 cents per pound effective Oct. 1, 2004.

    Expandable Polystyrene (EPS)

    North American EPS price increases kept pace with flow through feedstock costs despite seasonal volume declines. European EPS volumes declined, price increases did not keep pace with feedstock flow through costs and margins declined.
    NOVA Chemicals announced a North American EPS price increase of 5 cents per pound effective Nov. 1, 2004; and European EPS price increases of 3 cents per pound effective Oct. 1, 2004 and 2.5 cents per pound effective Nov. 1, 2004.

    Fourth Quarter 2004 versus Fourth Quarter 2003

    The Styrenics business had a net loss of $16 million in the fourth quarter of 2004, compared to a net loss of $29 million in the fourth quarter of 2003, primarily due to increased styrene monomer sales. Volume increased 13% over the fourth quarter of 2003 due to increased styrene production at Bayport, Texas, where capacity was constrained from a fire in 2003.

    Fiscal Year 2004 versus Fiscal Year 2003

    The net loss of $69 million for fiscal year 2004 improved from a net loss of $127 million for fiscal 2003. Volumes increased by 509 million pounds in 2004, primarily in global styrene spot sales and North American polymers. Margins strengthened on stronger demand.

    Joint Venture with BP

    In November, NOVA Chemicals and BP plc (BP) announced a non-binding agreement in principle to merge their European styrenic polymers businesses into a new 50:50 Joint Venture. The Joint Venture is expected to be a leading manufacturer and marketer of styrenic polymers in Europe. The Joint Venture will be headquartered in Fribourg, Switzerland and is expected to generate approximately $1 billion U.S. in annual revenue from seven manufacturing sites in France, Germany, the Netherlands, Sweden and the United Kingdom. The Joint Venture will leverage the existing assets and capabilities of both participants and has the potential to deliver meaningful cost reductions and a stronger, broader product line to its customers. Pending final agreements and regulatory and other approvals, we anticipate the Joint Venture to be operational by mid-2005.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information.


Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars          Dec. 31 Sept. 30 Dec. 31
 except as noted)                              2004     2004    2003
                                              ------- -------- -------

Current debt (1)                              $  100   $  100  $    -
Long-term debt(2)                              1,416    1,406   1,101
Less: cash and cash equivalents                 (245)    (233)   (212)
                                               ------   ------  ------
Total debt net of cash and cash equivalents    1,271    1,273     889
                                               ------   ------  ------

Shareholders' equity
  9.50% preferred securities                       -        -     210
  9.04% preferred securities                       -        -     173
  Retractable preferred shares(3),(4)            198      198     198
                                               ------   ------  ------
                                                 198      198     581

  Common share equity(5),(6),(7),(8),(9)       1,493    1,346   1,309
                                               ------   ------  ------

Total shareholders' equity                     1,691    1,544   1,890
                                               ------   ------  ------

Total capitalization(10)                      $2,962   $2,817  $2,779
                                               ======   ======  ======

(1) A total of $100 million of 7% 10-year notes are due in September
    2005.
(2) On Jan. 13, 2004, NOVA Chemicals issued $400 million of 6.5% senior notes due 2012. Maturity dates for NOVA Chemicals' current and long-term debt range from September 2005 to August 2028. The 2005 maturities total $100 million.
(3) Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals' common shares.
(4) A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement. Using the December 31, 2004 common share price, the maximum number of shares that could be issued is approximately 4.2 million shares.
(5) Common shares outstanding on Jan. 21, 2005 were 84,397,086 (Dec. 31, 2004 - 84,268,293; Sept. 30, 2004 - 86,396,602; Dec. 31, 2003
    - 87,099,781).
(6) A total of 5,614,716 stock options were outstanding to officers and employees on Jan. 21, 2005 and 5,849,131 were outstanding on Dec. 31, 2004 to purchase common shares of NOVA Chemicals. A total of 2,720,751 common shares were reserved but unallocated at December 31, 2004. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In May 2002, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan is subject to further reconfirmation in April 2005 and expires May 2009.
(9) For the three months ended Dec. 31, 2004, a total of 2,737,100 shares were repurchased and 608,791 shares were issued upon the exercise of stock options. For the three months ended Sept. 30, 2004, a total of 2,197,500 shares were repurchased and 836,019 shares were issued upon the exercise of stock options. For the three months ended June 30, 2004, a total of 337,879 shares were issued upon the exercise of stock options. For the three months ended March 31, 2004, a total of 320,423 shares were issued upon the exercise of stock options.
(10) Total capitalization reflects shareholders' equity and total debt net of cash and cash equivalents (see Supplemental Measures).


Senior Debt Ratings(1)
                                     Senior Unsecured Debt
                          --------------------------------------------
  DBRS                                 BBB (low) (stable)
  Fitch Ratings                           BB+ (stable)
  Moody's                                 Ba2 (stable)
  Standard & Poor's                       BB+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios                                  Twelve Months Ended
                                              ------------------------
                                              Dec. 31 Sept. 30 Dec. 31
                                               2004     2004    2003
                                              ------- -------- -------
Net debt to total capitalization(1)            42.9%    45.2%   32.0%
Interest coverage on long-term debt(2)          4.3x     2.3x    0.9x
Net tangible asset coverage on
 long-term debt(3)                              2.1x     2.0x    2.7x

(1) See Supplemental Measures.
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S. dollars)

                                 Three Months Ended     Year Ended
                                      Dec. 31            Dec. 31
                                        2004               2004
                                 ------------------ ------------------
Operating income                 $        51        $       264
Add back -
 depreciation and amortization            72                297
                                  -----------------  -----------------
EBITDA(1)                                123                561
Interest                                 (26)               (96)
Current tax expense and other            (19)               (41)
                                  -----------------  -----------------
Funds from operations                     78                424
  Operating working capital
   (increase) decrease                    81                (72)
                                  -----------------  -----------------
Cash from operations                     159                352

Asset sale proceeds (net of
 unreceived cash                          78                109
Capital expenditures                    (100)              (242)
Project advances from
 third parties                             6                 15
Turnaround costs and
 other assets                             (1)                (9)
Dividends paid                            (9)               (38)
Common shares issued for
 stock options                            12                 37
Common shares repurchased               (116)              (188)
Options retired for cash                 (17)               (18)
Preferred securities redemption            -               (383)
Foreign exchange and other               (10)               (17)
                                  -----------------  -----------------
Total change in cash and debt    $         2        $      (382)
                                  =================  =================
Increase in cash                 $        12        $        33
Increase in debt                         (10)              (415)
                                  -----------------  -----------------
Total change in cash and debt    $         2        $      (382)
                                  =================  =================

(1) Net income before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization. See Consolidated Statement of Income (Loss) and Supplemental Measures.


    NOVA Chemicals' net debt to total capitalization ratio was 42.9% at Dec. 31, 2004. Cash on hand at the end of the fourth quarter was $245 million, up from $233 million at the end of the third quarter of 2004. During the fourth quarter, $116 million of cash was used to repurchase 2.7 million common shares.
    NOVA Chemicals' funds from operations were $78 million for the fourth quarter of 2004, down from $129 million in the third quarter of 2004 due to higher operating losses in the Styrenics business, higher current tax expense, as well as higher accruals for corporate expenses and restructuring charges.
    Operating working capital decreased by $81 million in the fourth quarter of 2004, related primarily to reductions in accounts receivable and increases in payables. Accounts receivable on December 31, 2004, net of the $110 million tax receivable, decreased due to lower sales in December versus September 2004. Receivables were further reduced by the $24 million increase in the usage of our securitization program at the end of Q4 versus the end of Q3. Quarter over quarter inventory increases were more than offset by increases in accounts payable over the same timeframe.
    NOVA Chemicals assesses its working capital management effectiveness through a Cash Flow Cycle Time (CFCT) measure. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 35 days as of Dec. 31, 2004, versus our target range of 25 to 30 days, and up from 33 days as of Sept. 30, 2004, due to building of inventories for maintenance turnarounds and a temporary fall off of sales in December. (The receivable related to the $110 million tax-related settlement is eliminated from the CFCT calculation.)
    During the fourth quarter, NOVA Chemicals sold its interest in the Alberta Ethane Gathering System (AEGS) for proceeds of $78 million and an after-tax gain of approximately $40 million. Capital expenditures were $94 million (after third-party project advances) in the fourth quarter of 2004, compared to $57 million in the third quarter of 2004 and $49 million in the fourth quarter of 2003.
    NOVA Chemicals continued its share repurchase program during the fourth quarter. (See Normal Course Issuer Bid below.) In addition, the Company paid stock option exercise values of $17 million in cash in lieu of issuing stock in the fourth quarter.
    Selling, general and administrative expenses (SG&A) increased by $2 million from the third quarter of 2004. SG&A was also up $23 million from the fourth quarter of 2003, and $83 million for fiscal 2004 versus fiscal 2003. The increase for the year was primarily due to the $76 million pre-tax impact of NOVA Chemicals' stock appreciation on the mark-to-market liability of our stock-based compensation plans, as well as a $9 million impact from a higher Canadian dollar and a higher euro.
    A restructuring charge of $8 million ($5 million after-tax) was recorded in the fourth quarter of 2004 due to additional environmental and severance obligations related to the permanent 2004 shutdown of one of our linear low density polyethylene production lines at our St. Clair River polyethylene plant site.

    Financing

    NOVA Chemicals has a $300 million revolving credit facility, expiring April 1, 2007. NOVA Chemicals continues to comply with all financial covenants under the facility. As of Jan. 25, 2005, NOVA Chemicals has utilized $55 million of the revolving credit facility in the form of operating letters of credit.
    In Sept. 2005, $100 million of debt will mature.
    As of Dec. 31, 2004, the amount of receivables sold under the accounts receivable securitization program was $250 million, compared to $226 million as of Sept. 30, 2004.

    Normal Course Issuer Bid

    On July 21, 2004, NOVA Chemicals announced a share repurchase program for up to approximately 7.5 million common shares. As of Jan. 21, 2005, 5.1 million common shares have been repurchased at an average price of $48.02 Cdn.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the third quarter feedstock purchases flowed through the income statement in the fourth quarter. Fourth quarter average NYMEX natural gas pricing was higher than the third quarter average price by $1.03 per mmBTU and WTI crude was higher by $4.40 per bbl. Benchmark benzene prices fell during the quarter, starting the quarter at $3.95 per gallon and ending the quarter at $3.25 per gallon. We estimate that net income would have been about $14 million higher in the fourth quarter had NOVA Chemicals used the LIFO method of accounting.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage its feedstock costs. The gain from natural gas and crude oil positions realized in the fourth quarter of 2004 was $6 million after-tax ($5 million gain after-tax for fiscal year 2004).

    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding feedstock positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of positions is recorded through earnings each period. NOVA Chemicals has recorded $6 million of after-tax mark-to-market losses on outstanding feedstock derivative positions in the fourth quarter ($5 million gain after-tax for fiscal year 2004.) This is in addition to the realized gain reported above, bringing the total fiscal year gain to $10 million after-tax. There was no impact to NOVA Chemicals' income statement as the gain from the derivatives program in the fourth quarter of 2004 was entirely offset by the mark-to-market loss during the same time period.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined below), average capital employed (defined above), after-tax return on capital employed (defined above) and operated business income (loss) (defined above). It also includes net debt to total capitalization (see "Capitalization" table above), with net debt and total capitalization defined to be net of cash and cash equivalents in accordance with the debt covenants for its $300 million revolving credit facility. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    EBITDA

    This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains and losses, earnings from equity investment in affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.


Corporate and other

A listing of after-tax corporate and other items for the periods presented is as follows:

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
(unaudited, millions of       Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
 U.S. dollars)                 2004     2004    2003    2004    2003
                              ------- ------------------------ -------
Stock based compensation and
 profit sharing(1)            $  (29) $   (21) $   (6) $  (60) $   (7)
Restructuring(2)                  (5)       -       -      (5)    (10)
Tax-related settlement(3)         91       10       -     101       -
Bayport charge(4)                  -        -       -       -      (8)
Gain on sale of investments:
  AEGS(5)                         40        -       -      40       -
  Methanex(6)                      -        -       -       -      61
  Fort Saskatchewan
   Ethylene Storage(7)             -        -       -       -      64

                              ------- -------- ------- ------- ------
                              $   97  $   (11) $   (6) $   76  $  100
                               ======  =======  ======  ======  ======

(1) NOVA Chemicals has two cash settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. The market price on Dec. 31, 2004, was $47.30 US. In addition, NOVA Chemicals maintains a profit sharing program, available to most employees, based on the achievement of shareholder return on equity targets.
(2) In 2003, NOVA Chemicals announced the shutdown of its oldest, highest-cost 275-million-pound polyethylene production line at the St. Clair River site in Ontario, Canada and took a charge for restructuring at that time. $8 million ($5 million after-tax) of additional costs associated with environmental and severance obligations have been recorded in the fourth quarter of 2004.
(3) The fourth quarter of 2004 included an after-tax gain of $91 million related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. The payment of approximately $110 million will be received from an affiliate of a company in which NOVA Chemicals previously had an interest. The Corporation also recorded an after-tax gain of $10 million in the third quarter of 2004 for a similar item.
(4) NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer manufacturing facility and as a result incurred a charge of $13 million before-tax ($8 million after-tax) primarily related to the amount of property damage not covered by insurance.
(5) NOVA Chemicals sold its investment in AEGS for $78 million in cash proceeds and a before-tax gain of $53 million ($40 million after-tax).
(6) In the second quarter of 2003, NOVA Chemicals sold its interest in Methanex Corporation, resulting in a gain of $29 million ($61 million after-tax). A future income tax recovery of $32 million was recorded to reverse income taxes provided for on Methanex related equity earnings in prior periods. NOVA Chemicals has no remaining equity interest in Methanex.
(7) In the second quarter of 2003, NOVA Chemicals sold its interest in the Fort Saskatchewan Ethylene Storage Facility, resulting in a gain of $76 million ($64 million after-tax).


    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) increased to U.S. $47.30 at Dec. 31, 2004 from U.S. $38.70 at Sept. 30, 2004. NOVA Chemicals' share value increased 22% for the quarter ending Dec. 31, 2004 on the NYSE and 16% on the Toronto Stock Exchange
(TSX), while peer chemical companies' share values increased 18% on average and the S&P Chemicals Index increased 13%. The S&P/TSX Composite Index was up 7% and the S&P 500 was up 9% in the fourth quarter. As of Jan. 25, 2005, NOVA Chemicals' share price was U.S. $46.90, down 0.8% from Dec. 31, 2004. The S&P Chemicals Index was down 3.8% in the same period.
    In the fourth quarter, approximately 59% of trading in NOVA Chemicals' shares took place on the TSX and 41% of trading took place in the U.S. For 2004, approximately 65% of trading in NOVA Chemicals' shares took place on the TSX and 35% of trading took place in the U.S.


                                                        % of    % of
  Fourth quarter trading volumes    Millions of Shares  float  trading
----------------------------------- ------------------ ------- -------
Toronto Stock Exchange                    25.8             31      59
Consolidated U.S. Trading Volumes         18.0             21      41
                                    ------------------ ------- -------
Total                                     43.8             52     100
                                    ================== ======= =======

----------------------------------------------------------------------
                         INVESTOR INFORMATION
For inquiries on stock-related        Transfer Agents and Registrars
matters including dividend            CIBC Mellon Trust Company
payments, stock transfers and         600 The Dome Tower
address changes, contact              333 Seventh Avenue S.W.
NOVA Chemicals toll-free at           Calgary, Alberta, Canada T2P 2Z1
1-800-661-8686 or e-mail to
shareholders@novachem.com.
                                      Phone: (403) 232-2400/
Contact Information                   1-800-387-0825
Phone: (403) 750-3600 (Canada) or     Fax:   (403) 264-2100
(412) 490-4000 (United States)        Internet: www.cibcmellon.ca
Internet: www.novachemicals.com       E-Mail: inquiries@cibcmellon.ca
E-Mail: invest@novachem.com
                                      Share Information
NOVA Chemicals Corporation            NOVA Chemicals' trading symbol
1000 Seventh Avenue S.W.              on the New York and Toronto
P.O. Box 2518                         Stock Exchanges is NCX. On the
Calgary, Alberta, Canada T2P 5C6      TSX, NOVA Chemicals is listed
                                      and traded in both Canadian and
If you would like to receive a        U.S. dollars.  The U.S. dollar
shareholder information package,      trading symbol on the TSX is
please contact us at (403) 750-3600   NCX.U.
or (412) 490-4000 or via e-mail at
publications@novachem.com.

We file additional information
relating to NOVA Chemicals, including
our Annual Information Form (AIF),
with Canadian securities
administrators. This information can
be accessed through the System for
Electronic Document Analysis and
Retrieval (SEDAR), at www.sedar.com.
----------------------------------------------------------------------

    Forward-Looking Information

    The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.


CHANGES IN NET INCOME (LOSS) TO COMMON SHAREHOLDERS
(unaudited, millions of U.S. dollars)
                                             Q4 2004
                                          Compared with      2004
                                         --------------- Compared with
                                         Q3 2004 Q4 2003     2003
                                         ------- ------- ------------
(Lower) higher net unit margins          $  (22) $   80        $  334
(Lower) higher sales volumes                 (6)     (5)           83
                                          ------  ------        ------
(Lower) higher gross margin(1)              (28)     75           417
Higher research and development              (3)     (2)           (3)
Higher selling, general and
 administrative                              (2)    (23)          (83)
(Higher) lower restructuring charges         (8)     (8)            7
(Higher) lower depreciation and
 amortization                                (4)      6             1
Higher interest expense                      (1)     (9)           (7)
Lower equity earnings in Methanex             -       -           (39)
Higher other gains and losses               152     164            85
Lower (higher) income tax expense
 (Note 5 to the Consolidated
  Financial Statements)                       1     (31)         (144)
(Higher) lower preferred securities
 dividends and distributions                 (1)      5            19
                                          ------  ------        ------
Increase in net income (loss)
 to common shareholders                  $  106  $  177        $  253
                                          ======  ======        ======

(1) Revenue less feedstock and operating costs.

Consolidated Balance Sheet

(unaudited, millions of U.S. dollars)      Dec. 31, 2004 Dec. 31, 2003
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                 $    245      $    212
  Receivables                                    567           316
  Inventories                                    634           392
                                             -----------   -----------
                                               1,446           920

Investments and other assets                     147           157
Plant, property and equipment, net             3,454         3,336
                                             -----------   -----------
                                            $  5,047      $  4,413
                                             ===========   ===========

Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable and accrued liabilities  $    808      $    587
  Long-term debt due within one year             100             -
                                             -----------   -----------
                                                 908           587
Long-term debt                                 1,416         1,101
Future income taxes                              677           586
Deferred credits                                 355           249
                                             -----------   -----------
                                               3,356         2,523
                                             -----------   -----------

Shareholders' equity
  Preferred securities                             -           383
  Retractable preferred shares                   198           198
  Common equity
    Common shares                                499           493
    Contributed surplus (Note 1)                   8             -
    Cumulative translation adjustment            353           232
    Reinvested earnings                          633           584
                                             -----------   -----------
                                               1,691         1,890
                                             -----------   -----------
                                            $  5,047      $  4,413
                                             ===========   ===========


FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss)
(unaudited, millions of U.S. dollars except per share amounts)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Revenue                       $1,527   $1,379  $1,041  $5,270  $3,949
                               ------   ------  ------  ------  ------

Feedstock and operating costs  1,300    1,124     889   4,380   3,476
Research and development          14       11      12      48      45
Selling, general and
 administrative                   82       80      59     273     190
Restructuring charges              8        -       -       8      15
Depreciation and amortization     72       68      78     297     298
                               ------   ------  ------  ------  ------
                               1,476    1,283   1,038   5,006   4,024
                               ------   ------  ------  ------  ------
Operating income (loss)           51       96       3     264     (75)
                               ------   ------  ------  ------  ------

Interest expense
 (net) (Note 3)                  (26)     (25)    (17)    (96)    (89)
Earnings from equity
 investment in affiliates          -        -       -       -      39
Other gains and
 losses (Note 4)                 164       12       -     177      92
                               ------   ------  ------  ------  ------
                                 138      (13)    (17)     81      42
                               ------   ------  ------  ------  ------
Income (loss)
 before income taxes             189       83     (14)    345     (33)
Income tax (expense)
 recovery (Note 5)               (25)     (26)      6     (83)     61
                               ------   ------  ------  ------  ------
Net income (loss)                164       57      (8)    262      28
Preferred securities
 dividends and distributions      (2)      (1)     (7)    (10)    (29)
                               ------   ------  ------  ------  ------
Net income (loss)
 to common shareholders       $  162   $   56  $  (15) $  252  $   (1)
                               ======   ======  ======  ======  ======

Earnings (loss)
 per share (Note 6)
  - Basic                     $ 1.91   $ 0.64  $(0.18) $ 2.91  $(0.02)
  - Diluted                   $ 1.78   $ 0.60  $(0.18) $ 2.71  $(0.02)


SUMMARY QUARTERLY FINANCIAL INFORMATION
Refers to the Consolidated Statement of Income (Loss) above


                          Three Months Ended
    (Unaudited; Millions of U.S. Dollars, Except Per Share Amounts)

                                                   2003
----------------------------------------------------------------------
                                      Mar. 31 June 30 Sept. 30 Dec. 31
------------------------------------- ------- ------- -------- -------
Revenue                               $  977     964      967   1,041
-------------------------------------  ------ ------- -------- -------
Operating income (loss)               $   14     (36)     (56)      3
-------------------------------------  ------ ------- -------- -------
Net income (loss)                     $   12      82      (58)     (8)
-------------------------------------  ------ ------- -------- -------
Net income (loss) per share
------------------------------------- ------- ------- -------- -------
  - basic                             $ 0.05    0.86    (0.75)  (0.18)
-------------------------------------  ------ ------- -------- -------
  - diluted                           $ 0.05    0.79    (0.75)  (0.18)
-------------------------------------  ------ ------- -------- -------
Weighted-average common shares
 outstanding (millions)
------------------------------------- ------- ------- -------- -------
  - basic                               86.7    86.8     86.8    87.0
-------------------------------------  ------ ------- -------- -------
  - diluted                             87.4    96.0     86.8    87.0
-------------------------------------  ------ ------- -------- -------

                                                   2004
----------------------------------------------------------------------
                                      Mar. 31 June 30 Sept. 30 Dec. 31
--------------------------------------------- ------- -------- -------
Revenue                               $1,126   1,238    1,379   1,527
-------------------------------------- ------ ------- -------- -------
Operating income (loss)               $   41      76       96      51
-------------------------------------- ------ ------- -------- -------
Net income (loss)                     $   12      29       57     164
-------------------------------------- ------ ------- -------- -------
Net income (loss) per share
--------------------------------------------- ------- -------- -------
  - basic                             $ 0.08    0.31     0.64    1.91
-------------------------------------- ------ ------- -------- -------
  - diluted                           $ 0.08    0.30     0.60    1.78
-------------------------------------- ------ ------- -------- -------
Weighted-average common shares
 outstanding (millions)
--------------------------------------------- ------- -------- -------
  - basic                               87.3    87.6     87.2    84.8
-------------------------------------- ------ ------- -------- -------
  - diluted                             89.2    96.9     95.9    92.4
-------------------------------------- ------ ------- -------- -------


Consolidated Statement of Cash Flows
(unaudited, millions of U.S. dollars)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Operating activities
  Net income (loss)           $  164  $    57  $   (8) $  262  $   28
  Depreciation and
   amortization                   72       68      78     297     298
  Future income tax
   expense (recovery)              5       15     (15)     38     (78)
  Earnings from equity
   investment in affiliates        -        -       -       -     (39)
  Dividends received               -        -       -       -      14
  Asset write down                 -        -       -       -       9
  Other gains                   (164)     (12)      -    (177)    (92)
  Stock option expense             1        1       -       4       -
                               ------  -------  ------  ------  ------
  Funds from operations           78      129      55     424     140
  Changes in non-cash
   working capital                81      (56)    (28)    (72)   (125)
                               ------  -------  ------  ------  ------
  Cash from (used in)
   operations                    159       73      27     352      15
                               ------  -------  ------  ------  ------

Investing activities
  Proceeds on asset sales and
   other capital transactions    188       31       -     219     564
  Plant, property and
   equipment net additions      (100)     (60)    (52)   (242)   (130)
  Turnaround costs,
   long-term investments
   and other assets               (1)      (4)     (2)     (9)    (57)
  Changes in non-cash
   operating working capital    (110)       -      (3)   (110)      7
                               ------  -------  ------  ------  ------
                                 (23)     (33)    (57)   (142)    384
                               ------  -------  ------  ------  ------
Financing activities
  Decrease in current
   bank loans                      -        -       -       -      (3)
  Long-term debt
      Additions                    -        -       -     400       -
      Repayments                  (2)       -       -      (2)   (152)
      Changes in
       revolving debt              -        -       -       -      (2)
  Preferred securities
   redeemed                        -        -       -    (383)      -
  Preferred securities
   dividends and
   distributions                  (2)      (1)     (7)    (10)    (29)
  Common shares issued for
   stock options                  12       13       3      37       9
  Common share repurchases      (116)     (72)      -    (188)      -
  Options retired for cash       (17)      (1)      -     (18)      -
  Common share dividends          (7)      (7)     (7)    (28)    (25)
  Project advances from
   third parties                   6        3       3      15      11
  Changes in non-cash
   working capital                 2        1      (2)      -     (10)
                               ------  -------  ------  ------  ------
                                (124)     (64)    (10)   (177)   (201)
                               ------  -------  ------  ------  ------

Increase (decrease) in
 cash and cash equivalents        12      (24)    (40)     33     198
Cash and cash equivalents,
 beginning of period             233      257     252     212      14
                               ------  -------  ------  ------  ------

Cash and cash equivalents,
 end of period                $  245  $   233  $  212  $  245  $  212
                               ======  =======  ======  ======  ======

Cash tax payments (refunds)   $    5  $    (5) $    4  $   11  $  (28)
                               ======  =======  ======  ======  ======

Cash interest payments        $   22  $    34  $   22  $   95  $  100
                               ======  =======  ======  ======  ======


Consolidated Statement of Reinvested Earnings
(unaudited, millions of U.S. dollars)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Reinvested earnings,
 beginning of period          $  587   $  597  $  606  $  584  $  605
  Change in accounting
   policy (Note 1)                 -        -       -      (7)      5
  Net income (loss)              164       57      (8)    262      28
  Common share dividends          (7)      (7)     (7)    (28)    (25)
  Preferred securities
   dividends and
   distributions                  (2)      (1)     (7)    (10)    (29)
  Common share repurchase        (97)     (58)      -    (155)      -
  Options retired
   for cash (net)                (12)      (1)      -     (13)      -
                               ------   ------  ------  ------  ------
  Reinvested earnings,
   end of period              $  633   $  587  $  584  $  633  $  584
                               ======   ======  ======  ======  ======


Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated
Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2003. Certain comparative amounts have been reclassified to conform with the current period's presentation.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2003, on pages 53 to 57 of the 2003 Annual Report, except as noted below.

Changes in Accounting Policies Required by Canadian GAAP

A. Stock Option Plan

Effective Jan. 1, 2004, Canadian GAAP requires the fair value of options to be expensed over their vesting period. Prior to Jan. 1, 2004, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of stock options are accounted for as equity transactions and no amounts are expensed.

NOVA Chemicals adopted the new accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, on Jan. 1, 2004, retained earnings were reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to earnings (loss) in 2002 and 2003 with respect to all stock options granted since Jan. 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. In 2004, compensation expense related to stock options was $3 million after-tax, which increased contributed surplus.

Effective Jan. 1, 2004, NOVA Chemicals also changed its accounting policy with respect to stock options for U.S. GAAP reporting, to be consistent with Canadian GAAP.

Had NOVA Chemicals expensed the fair value of stock options in prior periods, the following pro forma amounts would have resulted:

                                 Three Months Ended     Year Ended
                                   Dec. 31, 2003      Dec. 31, 2003
                                 ------------------ ------------------
Net income (loss)
  As reported                      $       (8)        $       28
  Pro forma                        $       (9)        $       26

Earnings (loss) per share - basic
 and diluted
  As reported                      $    (0.18)        $    (0.02)
  Pro forma                        $    (0.18)        $    (0.04)

The weighted-average assumptions used to estimate the fair value of stock options granted since Jan. 1, 2002, based on the Black-Scholes option valuation model are as follows:

                                         Three and Twelve Months Ended
                                         -----------------------------
                                         Dec. 31, 2004  Dec. 31, 2003
                                         -------------- --------------
Risk-free interest rate            %              3.67           3.82
Expected volatility                %              37.3           37.8
Expected life                    years             3.4            3.3
Expected dividend yield            %              1.19           1.21
Grant date fair value              $              7.15           6.39

B. Valuing Derivatives

Effective Jan. 1, 2004, NOVA Chemicals adopted a new Canadian accounting policy that requires all derivative positions, except those that qualify for hedge accounting treatment, to be marked-to-market at each period end with any resulting gains or losses recorded in earnings (loss).

NOVA Chemicals adopted the new accounting policy on a prospective basis. In accordance with the transitional provisions of the new accounting policy, unrealized gains and losses that existed on Jan. 1, 2004 have been deferred on the consolidated balance sheet. These amounts will be recognized in income over the remaining term to maturity as the hedged items are settled. In 2004, $5 million of unrealized after-tax gains on derivatives have been recorded in earnings, representing the increase in market value since Jan. 1, 2004.

2. Pensions and Other Post-Retirement Benefits

Components of
Net Periodic Benefit
Cost for Defined         Three Months Ended          Year Ended
Benefit Plans                  Dec. 31                 Dec. 31
---------------------- ----------------------- -----------------------
                         Pension     Other       Pension     Other
                         Benefits    Benefits    Benefits    Benefits
                       ----------- ----------- ----------- -----------
                       2004  2003  2004  2003  2004  2003  2004  2003
                       ----- ----- ----- ----- ----- ----- ----- -----
 Current service cost    $6    $6    $-    $2   $24   $21    $2    $2
 Interest cost on
  projected benefit
  obligations             9     7     1     1    34    30     4     4
 Expected return on
  plan assets            (9)   (7)    -     -   (31)  (26)    -     -
 Amortization of
  transition asset       (2)   (1)    -     -    (5)   (4)    1     -
 Amortization of
  prior service costs     1     1     -     -     2     2     -     -
 Recognized net
  actuarial loss          1     1     -     1     4     4     1     1
                       ----- ----- ----- ----- ----- ----- ----- -----
Net periodic
 benefit cost            $6    $7    $1    $4   $28   $27    $8    $7
                       ===== ===== ===== ===== ===== ===== ===== =====

The expected long-term rate of return on plan assets is 7.3% in 2004.

Employer Contributions

NOVA Chemicals has contributed $26 million to its defined benefit pension plans in 2004. For the year ending Dec. 31, 2004, NOVA
Chemicals has contributed $7 million to its defined contribution plans.

3. Interest Expense

Components of Interest Expense
----------------------------------------------------------------------
                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Interest on long-term debt    $   28   $   25  $   16  $   97  $   84
Interest on securitizations
 and other                         2        2       2       8       8
                               ------   ------  ------  ------  ------
Gross interest expense            30       27      18     105      92
Interest capitalized during
 plant construction               (2)       -       -      (3)      -
Interest income                   (2)      (2)     (1)     (6)     (3)
                               ------   ------  ------  ------  ------
Interest expense (net)        $   26   $   25  $   17  $   96  $   89
                               ======   ======  ======  ======  ======

4. Other Gains and Losses

NOVA Chemicals recorded a tax related settlement in the fourth quarter of 2004 in the amount of $110 million before-tax ($91 million after-tax). The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. The payment of approximately $110 million will be received from an affiliate of a company in which NOVA Chemicals previously had an interest. Also in the fourth quarter of 2004, NOVA Chemicals sold its investment in the AEGS for $78 million in cash proceeds and a before-tax gain of $53 million ($40 million after-tax). An additional $12 million tax settlement ($10 million after-tax) was received in the third quarter of 2004. Together, these three items, in addition to other minor gains, totaled $177 million before-tax for the year ended December 31, 2004.

For the year ended Dec. 31, 2003, the Corporation recorded before-tax gains of $29 million ($61 million after-tax) and $76 million ($64 million after-tax) from the sale of NOVA Chemical's interest in Methanex Corporation and the Fort Saskatchewan Ethylene Storage Facility, respectively. In addition, the year ended Dec.31, 2003 includes a charge of $13 million ($8 million after-tax) related to the amount of property damage not covered by insurance from an explosion and fire at our Bayport, Texas facility in the second quarter of 2003.

5. Income Taxes

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Income (loss) before
 income taxes                 $  189  $    83  $  (14) $  345  $  (33)
Statutory income tax rate      33.87%   33.87%  36.74%  33.87%  36.74%
                               ------  -------  ------  ------  ------
Computed income tax
 expense (recovery)           $   64  $    28  $   (5) $  117  $  (12)
Increase (decrease) in taxes
 resulting from:
  Manufacturing and
   processing deduction            -        -       -       -      (2)
  Lower effective tax
   rate on earnings from
   equity investment in
   affiliates                      -        -       -       -     (12)
  Lower tax rates and
   higher recoveries on
   other gains                   (24)      (2)      -     (26)    (56)
    Additional
     cost-of-service
     income taxes(1)               -        -       3       4       9
    Foreign tax rates              -       (2)      3       2      19
    Income tax
     rate adjustment(2)            -        -      15      (7)     15
  Reduction in tax reserve(3)    (11)       -     (20)    (11)    (20)
    Other                         (4)       2      (2)      4      (2)
                               ------  -------  ------  ------  ------
Income tax expense (recovery) $   25  $    26  $   (6) $   83  $  (61)
                               ======  =======  ======  ======  ======

(1) Income taxes on the Joffre, Alberta second ethylene plant were recoverable from customers until June 30, 2004 and were recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes are being recorded on the liability method.
(2) In the first quarter of 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded in the first quarter of 2004 through a reduction of income tax expense. NOVA Chemicals recorded a similar item in the fourth quarter of 2003, however, rate increases resulted in a $15 million additional accrual to future tax liabilities.
(3) NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy and have determined we were over provided. In the fourth quarter of 2004 and 2003, we reduced this reserve by $11 million and $20 million, respectively.

6. Earnings (Loss) Per Share

  (shares in millions)               Three Months Ended
                       -----------------------------------------------
                           Dec. 31        Sept. 30         Dec. 31
                            2004            2004            2003
                       --------------- --------------- ---------------
                        Basic  Diluted  Basic  Diluted  Basic  Diluted
Net income (loss) to
 common shareholders   $  162  $  162  $   56  $   56  $  (15) $  (15)
Preferred dividends         -       2       -       1       -       -
                        ------  ------  ------  ------  ------  ------
Net income (loss) for
 EPS calculation       $  162  $  164  $   56  $   57  $  (15) $  (15)
                        ======  ======  ======  ======  ======  ======
Weighted-average common
 shares outstanding      84.8    84.8    87.2    87.2    87.0    87.0
Add back effect of
 dilutive securities:
   Stock options            -     3.0       -     2.7       -       -
   Retractable
    preferred shares        -     4.6       -     6.0       -       -
                        ------  ------  ------  ------  ------  ------
Weighted-average
 common shares for
 EPS calculations        84.8    92.4    87.2    95.9    87.0    87.0
                        ------  ------  ------  ------  ------  ------
Earnings (loss) per
 common share          $ 1.91  $ 1.78  $ 0.64  $ 0.60  $(0.18) $(0.18)
                        ======  ======  ======  ======  ======  ======


(shares in millions)                             Year Ended
                                       -------------------------------
                                           Dec. 31         Dec. 31
                                            2004            2003
                                       --------------- ---------------
                                        Basic  Diluted  Basic  Diluted
Net income (loss) to
 common shareholders                   $  252  $  252  $   (1) $   (1)
Preferred dividends                         -       6       -       -
                                        ------  ------  ------  ------
Net income (loss) for EPS calculation  $  252  $  258  $   (1) $   (1)
                                        ======  ======  ======  ======
Weighted-average common shares
 outstanding                             86.7    86.7    86.8    86.8
Add back effect of
  dilutive securities:
   Stock options                            -     2.6       -       -
   Retractable preferred shares             -     6.1       -       -
                                        ------  ------  ------  ------
Weighted-average common shares for
 EPS calculations                        86.7    95.4    86.8    86.8
                                        ------  ------  ------  ------
Earnings (loss) per common share       $ 2.91  $ 2.71  $(0.02) $(0.02)
                                        ======  ======  ======  ======

No retractable preferred shares or stock options have been excluded from the computation of diluted earnings per share for the quarters ended Dec. 31, Sept. 30 and the full year 2004. As of Dec. 31, 2004, the fully diluted share count was 91.3 million. A total of 17.3 million common shares were excluded in the quarter ended Dec. 31, 2003, as their impact would not have been dilutive.

Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The retractable preferred shares are only dilutive if our earnings per share is greater than the preferred share dividend divided by the number of shares issued on conversion. At the fourth quarter average common share price and LIBOR rate, these shares become dilutive whenever earnings are greater than approximately $0.38 per share per quarter.


7. Segmented Information

NOVA Chemicals operates its business under the following principal business segments:
                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004     2003   2004    2003
                              ------- -------- ------- ------- -------
Revenue
  Olefins/Polyolefins         $  912   $  824  $  691  $3,230  $2,559
  Styrenics                      691      641     404   2,324   1,579
  Intersegment eliminations      (76)     (86)    (54)   (284)   (189)
                               ------   ------  ------  ------  ------
                              $1,527   $1,379  $1,041  $5,270  $3,949
                               ======   ======  ======  ======  ======
Operating income (loss)
  Olefins/Polyolefins         $  134   $  137  $   53  $  445  $   98
  Styrenics                      (27)      (5)    (39)    (71)   (147)
  Corporate and other            (56)     (36)    (11)   (110)    (26)
                               ------   ------  ------  ------  ------
                              $   51   $   96  $    3  $  264  $  (75)
                               ======   ======  ======  ======  ======
Net income (loss)(1)
  Olefins/Polyolefins         $   83   $   78  $   27  $  255  $   18
  Styrenics                      (16)     (10)    (29)    (69)   (127)
  Investment in Methanex           -        -       -       -      37
  Corporate and other             97      (11)     (6)     76     100
                               ------   ------  ------  ------  ------
                              $  164   $   57  $   (8) $  262  $   28
                               ======   ======  ======  ======  ======

(1) Before preferred securities dividends and distributions.


                                                    Dec. 31   Dec. 31
                                                     2004      2003
                                                   --------- ---------
Assets
  Olefins/Polyolefins                              $  2,510  $  2,246
  Styrenics                                           2,018     1,767
  Corporate and other(1)                                519       400
                                                    --------  --------
                                                   $  5,047  $  4,413
                                                    ========  ========

(1) Amounts include all cash and cash equivalents.

8. Reconciliation to United States Accounting Principles

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Net income (loss)
 in accordance with
 Canadian GAAP                $  164   $   57  $   (8) $  262  $   28
Add (deduct) adjustments for:
  Foreign exchange hedging(1)      -        -       -       -       3
  Other hedging and
   derivative activity(1)         (2)      (2)      6       -      (7)
  Equity in earnings of
   affiliates                      -        -       -       -      (1)
  Inventory costing(2)             1        1       -       4      (1)
  Start-up costs(3)                3        4       1       5       4
  Preferred securities
   distributions(4)                -        -      (6)     (4)    (23)
  Other                            -        -       -       -       1
  Change in accounting
   policy(5)                       -        -       -      (7)      5
  Other gains                      -        -       -       -      42
                               ------   ------  ------  ------  ------
Net income (loss)
 in accordance with
 U.S. GAAP                    $  166   $   60  $   (7) $  260  $   51
                               ======   ======  ======  ======  ======
Earnings (loss)
 per share - basic            $ 1.96   $ 0.68  $(0.09) $ 3.00  $ 0.52
                               ======   ======  ======  ======  ======
Earnings (loss)
 per share - diluted          $ 1.80   $ 0.63  $(0.09) $ 2.73  $ 0.51
                               ======   ======  ======  ======  ======


                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2004     2004    2003    2004    2003
                              ------- -------- ------- ------- -------
Comprehensive
 income (loss)(6)
Net income (loss) in
 accordance with U.S. GAAP    $  166   $   60  $   (7) $  260  $   51
  Change in fair value of
   cash flow hedging
   instruments(1)                  -        -       -       -       4
  Equity in affiliates
   comprehensive income            -        -       -       -      (3)
  Cumulative translation
   adjustment(8)                 107       75     102     121     341
  Minimum pension liability
   adjustment                      1        -      (3)      1      (3)
                               ------   ------  ------  ------  ------
Comprehensive income (loss)
 in accordance with U.S. GAAP $  274   $  135  $   92  $  382  $  390
                               ======   ======  ======  ======  ======


                                                       Year Ended
                                                   -------------------
                                                    Dec. 31   Dec. 31
                                                     2004      2003
                                                   --------- ---------
Accumulated other comprehensive income(6)
   Cumulative translation adjustment(8)                $332      $211
   Minimum pension liability(7)                          (3)       (4)
                                                   --------- ---------
                                                       $329      $207
                                                   ========= =========


                                                    Dec. 31   Dec. 31
                                                     2004      2003
                                                   --------- ---------
Balance sheet in accordance with U.S. GAAP
   Current assets(1),(2)                           $  1,482  $    959
   Investments and other assets(3),(7)                  139       157
   Plant, property and equipment, net                 3,429     3,311
   Current liabilities(1)                              (893)     (585)
   Long-term -- preferred securities(4)                   -      (383)
             -- other long-term debt(1)              (1,427)   (1,122)
   Deferred credits(1),(7)                           (1,030)     (829)
   Retractable preferred shares                        (198)     (198)
                                                    --------  --------
   Common equity                                   $  1,502  $  1,310
                                                    ========  ========

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair value of derivatives. This guideline harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) Under U.S. GAAP distributions on the preferred securities are recorded as interest expense. The preferred securities were redeemed by NOVA Chemicals on Mar. 1, 2004.
(5) On Jan. 1, 2003, the company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations." This standard and the CICA standard, also adopted on Jan. 1, 2003, are essentially the same. On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options (as discussed in Note 1). This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(6) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not in net income.
(7) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(8) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.


    CONTACT: NOVA Chemicals
             Investor Relations: Chris Bezaire, (412) 490-5070
             Media Relations: Greg Wilkinson, (412) 490-4166

                                                                     Exhibit (b)

January 26, 2005


British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers du Quebec
Office of the Administrator, Securities Administration Branch, New Brunswick Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Register of Securities, Government of Northwest Territories
Register of Securities, Government of Yukon Territory
Register of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: NOVA Chemicals Corporation (the "Corporation")

We are the auditors of the Corporation and under date of February 12, 2004 we reported on the following consolidated financial statements of the Corporation incorporated by reference in the amended and restated short form shelf prospectus dated August 20, 2001 relating to the sale and issue of up to US $500,000,000 of Debt Securities of the Corporation (the "Shelf Prospectus"):

     Consolidated balance sheets as at December 31, 2003, 2002, and 2001; and

     Consolidated statements of income (loss) and reinvested earnings and cash flows for each of the years in the three-year period ending December 31, 2003.

The Shelf Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Corporation (the "Unaudited Interim Financial Statements"):

     Consolidated balance sheet as at December 31, 2004;

     Consolidated statements of income (loss), reinvested earnings and cash flows for the three-month and twelve-month periods ended December 31, 2004 and 2003 and for the three-month period ended September 30, 2004.

We have not audited any financial statements of the Corporation as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2003 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Financial Statements, or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the Unaudited Interim Financial Statements. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures of financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these Unaudited Interim Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibilities for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.


Yours very truly,

/s/ Ernst & Young LLP
---------------------

Chartered Accountants

                                                                     Exhibit (c)

                           NOVA CHEMICALS CORPORATION
                               COVERAGE RATIOS (1)
                                   (unaudited)

                                                                         Actual
                                                                         ------
Interest coverage on long-term debt for the twelve months ended
 December 31, 2004 (2)                                                    4.3x
Net tangible asset coverage on long-term debt as at December
 31, 2004 (3)                                                             2.1x



Notes:
(1) Calculated in accordance with Canadian securities law disclosure requirements.
(2) Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.
(4)  See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

                           NOVA CHEMICALS CORPORATION
                                 COVERAGE RATIOS
                                December 31, 2004
                           (MILLIONS OF U.S. DOLLARS)
                                   (unaudited)


INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED
December 31, 2004



NET INCOME                                                                 $
                                                                         262
INTEREST EXPENSE                                                          96
INCOME TAXES (RECOVERY)                                                   83
                                                            -----------------
                                                                      $  441
                                                            =================

ANNUAL INTEREST REQUIREMENT                                           $  102
                                                            =================

INTEREST COVERAGE ON LONG-TERM DEBT                                     4.3x
                                                            =================


Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.


NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT December 31, 2004


TOTAL ASSETS                                                          $5,047
TOTAL LIABILITIES                                                     (3,356)
EXCLUDE CURRENT PORTION LONG-TERM DEBT                                    --
EXCLUDE LONG-TERM DEBT                                                 1,516
                                                            -----------------

NET TANGIBLE ASSETS                                                   $3,207
                                                            =================

LONG-TERM DEBT INCLUDING CURRENT PORTION                              $1,516
                                                            =================

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT                           2.1x
                                                            =================


Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

                                                                     Exhibit (d)

                                 CERTIFICATIONS

I, Jeffrey M. Lipton, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                               /s/ Jeffrey M. Lipton
                                               ---------------------------------
                                               Jeffrey M. Lipton
January 26, 2005                               Chief Executive Officer
                                               (Principal Executive Officer)

                                                                     Exhibit (e)

I, Larry A. MacDonald, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                               /s/ Larry A. MacDonald
                                               ---------------------------------
                                               Larry A. MacDonald
January 26, 2005                               Chief Financial Officer
                                               (Principal Financial Officer)

                                                                     Exhibit (f)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended December 31, 2004 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

     This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.




                                               /s/ Jeffrey M. Lipton
                                               ---------------------------------
                                               Jeffrey M. Lipton
January 26, 2005                               Chief Executive Officer

                                                                     Exhibit (g)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended December 31, 2004 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

     This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.




                                               /s/ Larry A. MacDonald
                                               ---------------------------------
                                               Larry A. MacDonald
January 26, 2005                               Chief Financial Officer